PART II: ANNUAL REPORT PURSUANT TO REGULATION A

East Bay Permanent Real Estate Cooperative, Inc.

This document contains forward-looking statements and financial projections, and they could be totally wrong.

Financial projections provided in this document and elsewhere are based upon assumptions that the management of the Cooperative believes to be reasonable. However, given all of the risks summarized in this document and in our Offering Circular (described below), and other unpredictable factors impacting the Cooperative, the projections should be viewed merely as financial possibilities and not as a prediction or guarantee of future performance.

Specifically, this document contains forward-looking statements (a term defined in Section 27A of the Securities Act), which tend to include words like “believe,” “may,” “will,” “could,” “would,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “hope,” or the negative or plural of these words or similar expressions. With these statements, we aim to project our revenues, income or loss, capital expenditures, business relationships, financing, property acquisitions, and plans for future operations. Such statements are based upon management’s current expectations, beliefs, and assumptions about future events, and therefore involve a number of risks and uncertainties.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, neither the Cooperative nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Cooperative undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in its expectations.

Details of “Risk Factors” identified by management that can and will affect the accuracy of these forward-looking statements are included in the Cooperative’s Offering Circular dated August 22, 2022, as amended, filed in connection with the Cooperative’s Offering Statement on SEC Form 1-A POS, most recently qualified by the SEC on September 27, 2022, as well as our new Offering Circular filed on April 29, 2024. Such Risk Factors may be updated from time to time in the Cooperative’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. You should read this Annual Report, as well as the Offering Circular and all related documents with the understanding that the Cooperative’s actual future results, performance, events, and circumstances may be very different from what the Cooperative expects.

Item 1: Description of Business and Activities

East Bay Permanent Real Estate Cooperative, Inc. is a California Cooperative Corporation. In this document, we also refer to it as “East Bay Permanent Real Estate Cooperative” or “EB PREC” and the terms “we,” “us,” “our,” “Cooperative,” “management,” or similar terms.

Mission and Background

East Bay Permanent Real Estate Cooperative’s mission is to facilitate Black, Indigenous, People of Color, and allied communities to cooperatively organize, finance, purchase, occupy, and steward properties, taking them permanently off the speculative market, creating community controlled assets, and empowering our communities to cooperatively lead a just transition from an extractive capitalist system into one where communities are ecologically, emotionally, spiritually, culturally, and economically restorative and regenerative.

We were formed in recognition that the Bay Area’s vibrant, diverse communities are rapidly being displaced. In 1980, Black people were by far the largest ethnic group in Oakland, accounting for 46% of Oakland’s population1. By 2015, the Black population had fallen to 25.4%, and is now the 3rd largest demographic, following White (26.9%) and Hispanic (26.1%)2. Similar stories are unfolding across the country. We believe the only way to disrupt this pattern is to center communities of color in leading a just transition that conserves cultural assets and permanently protects land from speculative markets.

1 https://www.sfgate.com/bayarea/article/25-drop-in-African-American-population-in-Oakland-2471925.php

2 http://www2.oaklandnet.com/oakca1/groups/ceda/documents/agenda/oak069022.pdf

Approach

We’ve created an approach to stabilizing and preserving the heritage of our community through a participatory model of real estate acquisition and neighborhood development. Our model of real estate development is grassroots-led, rather than top-down. EB PREC engages everyday people in organizing, financing, acquiring, and stewarding land and housing.

EB PREC’s staff supports and provides technical and financial assistance to groups of community members who coalesce around the acquisition of properties, including homes, multi-unit buildings, land, cultural spaces, and commercial properties. The group (referred to by EB PREC as an “owner group” or “organizing group”) then organizes neighbors and other community members to support the project by becoming Owners of EB PREC. Financing from the sale of Investor Owner Shares will often be combined with other forms of financing like loans from community banks or credit unions, to enable EB PREC to purchase the property.

EB PREC then acquires title, permanently protecting the property from the speculative market, while over time delegating the governance of the property to small democratic groups of residents. EB PREC collaborates with residents to set rents – not for the purpose of generating profit – but with the goal of keeping real estate affordable by operating at-cost and returning surplus to residents. The rents are calculated with the goal of covering the financing, acquisition, and operational costs of each project. These residents also become Resident Owners of the Cooperative, giving them the right to vote and other matters on a one member, one vote basis. One Director is elected exclusively by Resident Owners to ensure representation on our Board of Directors.

Primary Activity

EB PREC’s primary business activity is to buy, rehabilitate, steward, and manage real estate, while sustaining EB PREC’s operations with rental income from the properties. EB PREC’s unique model of development engages community members and local organizations in the visioning and planning process for each property, meaning that each property has a group of people personally “invested” in the success of the project.

While the real estate market is cyclical and can be unpredictable, EB PREC is uniquely situated to reduce risk in our portfolio over time for various reasons.

●	By co-managing our properties with EB PREC’s Resident Owners, we are likely to have lower turnover, better property upkeep, and be able to better anticipate and proactively address problems through active communication and relationship building with residents.
●	The Cooperative is building strong relationships with local community land trusts, affordable housing developers, attorneys, and housing rights organizations. These partnerships will help us access skills, professional expertise, financing, and economies of scale.

Secondary Activities

EB PREC has taken on secondary business activities, most emerging from the deep connections EB PREC has built with local government, community members, and organizations, in order to carry out its mission. EB PREC’s secondary activities include:

EDUCATION

EB PREC has contracted with and been paid by both the Law Center and Northern California Land Trust (NCLT) to develop educational curriculum, classes, and events related to community stewardship of land and housing. For example, NCLT hired EB PREC to develop and host a resident training program for the Co-op 789 real estate project described elsewhere in this document. The City of Oakland has also hired EB PREC to design and implement the anti-displacement outreach, education, and organizing portion of the $28,000,000 Transformative Climate Communities (TCC) “Better Neighborhoods, Same Neighbors” grant they received from the Strategic Growth Council.

COMMUNITY EVENTS

EB PREC hosts many community gatherings, discussions, book clubs, and other events. These community events create a small income stream to the Cooperative, because they grow the number of EB PREC’s Community Owners, who, upon joining, make regular financial contributions to EB PREC.

PUBLIC SPEAKING

EB PREC has received a small stream of earned income in the form of fees and honorariums for public speaking events and presentations.

TECHNICAL ASSISTANCE AND CONSULTING

Staff of EB PREC are providing or have provided in-depth technical assistance to local organizations with similar or overlapping goals, including the East Oakland Grocery Cooperative, Oakland’s Black Cultural Zone, BlacSpace Cooperative, Justice Funders, and Alena Museum. In addition, EB PREC staff have done paid consultations with groups throughout the continent, such as a real estate project in Montreal seeking to model itself off EB PREC, a consultation in Jackson Mississippi with New West Jackson Cooperative, and a consultant role with the Local Initiatives Support Corporation (LISC), a Community Development Financial Institution to organize a West Oakland equitable development advisory committee for the 7th Street Corridor. EB PREC also consulted with the City of Oakland as the City developed a program to support low income homeowners to obtain loans and navigate the permit and construction process in order to create more affordable housing stock in Oakland.

In 2022 EB PREC created an official “Owner Group” process where members of the Cooperative can create affinity groups within the Cooperative to work toward certain goals, like acquiring a property, or supporting an initiative. These groups will have increased access to staff for technical assistance, and will help us differentiate and prioritize assistance to Cooperative members and their projects.

COALITION-BUILDING

EB PREC staff is active in many local and regional housing justice organizations and coalitions, including the Black Cultural Zone Collaborative, the People’s Land and Housing Alliance, the Regional Tenant Organizing Network, and the Oakland Property Acquisition Collaborative. To date, much of this work has been unpaid, and although this requires the time and capacity of our staff and organizers, we continue to believe that it is an important use of these resources. In 2022 and 2023 EB PREC applied for and participated in two training programs: CalCORE, hosted by Community Vision and Genesis LA; and Preservation Academy, hosted by Enterprise community partners, both of which included coalition building and training, as well as stipends for our participation. Additionally the consulting work with LISC (mentioned above) centers around coalition building through an advisory committee of local stakeholders to the 7th St. Corridor.

Staffing and Support

CURRENT STAFFING AND SUPPORT

As of December 31 2023, 9 individuals worked full time on projects for the Cooperative, and an additional 6 worked part time on EB PREC initiatives. The Cooperative directly employs 8 full-time employees. In addition, the Law Center employs 6 people who work part-time to support with EB PREC’s development and legal needs, in addition to Noni Session, who is employed full-time to support the work of EB PREC and related education and organizing, under a project fiscally sponsored by the Law Center, called Collective Action and Land Liberation Institute.

Aside from EB PREC and Law Center employees, EB PREC meets regularly with Gundzik Gundzik Heeger LLP for support with Regulation A compliance, and with attorney Daniel Rollingher for real estate legal support.

The Cooperative has also contracted with Sabi Design Build and Loman McNamara as the Design Build team to provide architectural services for Esther’s Orbit Room. In 2023 EB PREC hired George Syrop as our Communications Manager.

HIRING PLANS

We are currently hiring, and plan to bring on additional staff over the coming year. The responsibilities of these hires have not been finalized, but may include real estate analysis, project support, grant writing & reporting support, administration, and property management.

What is Unique About EB PREC’s Corporate Structure?

EB PREC is a California Cooperative Corporation, which is described in the California Corporations Code sections 12200-12704.  According to section 12201 of the Code, “such corporations are democratically controlled and are not organized to make a profit for themselves, as such, or for their members, as such, but primarily for their members as patrons.” As such, Investor Owners should not view the purchase of Investor Owner Shares as an opportunity to profit in the way that investors in conventional stock corporations might. Rather, Investor Owners are providing low-cost capital to support the work EB PREC does for the community, staff, and residents.

Structure and Governance

EB PREC has a unique legal, governance, and financial structure that is best understood by reading our cartoon Bylaws, attached to this document as Exhibit 2.b. We have written these Bylaws with the goal that all Owners read, understand, and feel empowered by our structure.

Unlike a conventional housing cooperative, which is formed to provide housing to a defined group of residents, EB PREC could be described as a “movement cooperative,” because it is designed not only to provide housing and affordable real estate, but also to build a large membership base and serve members’ collective goal to transform our neighborhoods and our systems for land ownership.

To this end, EB PREC has 4 categories (or “classes”) of Owners (or “members”), each with different rights, qualifications,  responsibilities, and ways of participating in EB PREC:

1.	Community Owners
2.	Investor Owners
3.	Resident Owners
4.	Staff Owners

The securities being sold through this Offering enable people to become Investor Owners. Our three other classes of members and their rights and liabilities are detailed in our Bylaws and described briefly below:

Community Owners have voting rights. Like all of our Owners, Community Owners each get one vote at our member meetings and on any items otherwise brought to a cooperative-wide vote. As a group, Community Owners have the exclusive right to select one member of our board, the “Community Director”, and share voting power with all other owner types in electing our Treasurer and President. Community Owners pay non-refundable dues, which can be as little as $10 per year. Community Owners have no financial interest in the cooperative. In other words, they have no right to receive dividends nor return of their dues, and their memberships are not eligible for conversion or redemption. Community Owners must be rooted in the East Bay, and must review our Bylaws and agree to our Points of Unity, as stated therein on pages 5 and 6.

Resident Owners also have voting rights, with one vote each at our member meetings and on any items otherwise brought to a cooperative-wide vote. As a group, Resident Owners have the exclusive right to select one member of our board, the “Resident Director”, and share voting power with all other owner types in electing our Treasurer and President. Resident Owners also have rights regarding occupancy of property owned by the cooperative, and may or may not have financial rights and responsibilities. Resident Owners who do not make financial contributions for their right to occupy (for example dependents whose caregivers pay for the space) do not have any financial rights or responsibilities particular to the Cooperative. Resident Owners who do make financial contributions may benefit from patronage refunds, in which surplus may be rebated to those residents based on the income and expenses related to their residence. We call this refund “limited equity”, although it differs from the conventional use of the term “equity.” When a Resident Owner terminates their ownership, they will receive any patronage refunds not yet distributed to them, in accordance with the slide 47 of our Bylaws “Paying Owners When they Leave”. Resident Owners must be residents of our properties in the East Bay, and must review our Bylaws and agree to our Points of Unity, as stated therein on pages 5 and 6.

Staff Owners also have voting rights, with one vote each at our member meetings and on any items otherwise brought to a cooperative-wide vote. As a group, Staff Owners have the exclusive right to select a member of our board, the Secretory (also called the “Staff Director”), and share voting power with all other owner types in electing our Treasurer and President. Staff owners are paid for their labor, but do not have any profit-sharing or patronage rights. Staff Owners take on a high level of responsibility and accountability at the Cooperative. Except as otherwise provided, the Board delegates management of the Cooperative to Staff Owners. Staff Owners are responsible for facilitating democratic decision-making and moving the Cooperative toward our mission and vision, for hiring and removing staff, for maintaining clear and transparent communication, and to otherwise manage the organization. Staff Owners must review our Bylaws and agree to our Points of Unity, as stated therein on pages 5 and 6.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

You should read this section in conjunction with EB PREC financial statements. See EB PREC Audit Reports for 2022 and 2023 at the end of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this Offering Circular.

Grant Funding of EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations to date. Since its inception, in deep partnership with the Cooperative’s incubating organization, the Law Center, EB PREC has raised over $9,000,000 in received and pledged grant funding for our work.

Not all of this funding appears in EB PREC’s financial statements, because many grants are held and administered by the Law Center for the purpose of furthering the mission of both EB PREC and the Law Center. The Law Center receives grants on behalf of EB PREC with an agreement that they pay EB PREC to carry out future work. The Law Center and EB PREC periodically enter into contracts in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations.

The Law Center distributed $750,000 to EB PREC in 2023, and as of December 31, 2023 is holding an additional $3,162,361.83 in grant funding (income) for the purposes of developing EB PREC, which may be disbursed upon request by EB PREC. See the Exhibits 6.c, 6.d, 6.i, and 6.j for multiple contracts between the Law Center and EB PREC. These funds support the development of EB PREC in alignment with the charitable mission of the Law Center, including community building, organizing, legal and organizational infrastructure, education, and real estate projects.

A note on EB PREC’s 2022 net loss of $14,530:

In 2022, EB PREC recorded a net loss of $14,530. As described above however, not all of the funding EB PREC receives appears in our financial statements because of the secured grants that the Law Center holds for us to support our mission. EB PREC utilizes these funds in contract with the Law Center.

We do our best to use funds only when we need them, and thus the Law Center is holding funds that we plan to use in the future for our charitable work & operations. This also connects to our tax strategy, which sometimes leads to a very low or negative “net income” calculation since we are taxed as a for-profit.

By December 31, 2023, EB PREC reported net income of $42,188, bringing EB PREC back into a positive net income position.

4-Year TCC Grant For Anti-Displacement Work

In addition to general operating grant support, EB PREC was awarded, in partnership with the City of Oakland and many other co-applicants, the Thriving Climate Communities (TCC) Grant from the Strategic Growth Council, for a total of over $28 million, for work to take place between 2021 and 2024 under TCC. Of this total, EB PREC will receive up to $786,000 total between 2021 and 2024 to carry out anti-displacement organizing and education throughout deep East Oakland, in partnership with the City of Oakland and the Black Cultural Zone. We believe this four-year program will ensure EB PREC’s longevity and capacity to organize residents and businesses in East Oakland for cooperative land liberation.

2022-2023 Property Purchases

ALTRUISM CROCUS COOPERATIVE: We purchased a single family home (4 bed, 2 bath) in San Pablo on California Avenue on December 15, 2022. This multi-generational home supports 3rd & 4th generation Richmond residents. Princess Robinson and her multi-generational family became Resident Owners for EB PREC's California Ave Coop–affectionately known as the “Altruism Crocus Cooperative”. Princess was already a staff member at EB PREC, so when she was denied a loan from her local bank, she decided to see if EB PREC could work with her for a co-purchase. The purchase price and the monthly contributions Princess’s family proposed all lined up for financial feasibility when we crunched the numbers. After careful review and compliance with the Conflicts of Interest Policy contained in our Bylaws, the potential purchase was approved. Altruism Crocus is a perfectly mission-aligned Owner Group, so we submitted an offer and purchased the property at the end of December 2022.

THE BARN: In September of 2023, we purchased the Barn, our 5th property. The Barn is located right next to Esther's Orbit Room and is part of our larger mission to revive and activate the 7th St. Corridor in West Oakland. The building, totaling 2,300 sq ft with a mezzanine, new roof, new plumbing and ADA bathrooms, is a warm shell ready for a tenant to design and build out of the interior. Commercial occupants of the Barn may become co-owners of EB PREC, and lead the decision making and culture setting of their very own arts & culture communities. When complete, the Barn build-out will also add commercial space to our ecosystem, providing living wage jobs, healthy food, healing arts, and safe cultural space for our BIPOC community in West Oakland.

PIPPIN STREET: We completed the Pippin Street property purchase in October 2023–our highly mission-aligned and deeply impactful 6th acquisition. Pippin Street is our second multi-unit residential property, and completes our residential project goal of acquiring a 5-25 unit property. Ownership of the building, which houses BIPOC residents who have lived there for 10+ years, had been passed from one absentee investor to another for years and left it in a state of disrepair. We have been busy welcoming Pippin St.'s residents into our cooperative and working together to co-create a dignified standard of living for all of our new Resident Owners.

The final page of our audited financials shows schedules related to the Pippin Street property. These schedules disaggregate the Balance Sheet and Income Statement information from the rest of the organization, to give you a better understanding of this most recent acquisition given its size as a portion of our portfolio as a whole. As of December 2023 this property makes up approximately 20% of our Total Assets, and 30% of our Property and Equipment. All of the residents who lived at the property when the cooperative acquired the property still live there, and we took over their existing leases. The property has 9 occupied units, and one vacant unit, with the average monthly rent being $1,706, the lowest being $1,062, and the highest being $2,204. Two of the existing residents have Section 8 vouchers, so the Oakland Housing Authority pays a portion of their rent directly to EB PREC, reducing the rent burden on the residents. All of the leases are initially one-year leases, which convert to month-to-month leases after one year of residency. 8 of the 9 residents have lived at the property for more than one year (some as long as 20 years) so their leases are month-to-month. One of the 9 residents moved into her unit in 2023, and her one-year lease term will end on 7/31/2024, at which time she may choose to leave, or the lease will convert to a month-to-month lease. We are making repairs to the vacant unit, and expect to lease the unit by the end of 2024, at a monthly rate within the existing range of rents at the property.

All three of these properties are highly mission-aligned and move forward our mission pillars of Land Without Landlords, Restorative Economics, and Heal People Power–providing affordable commercial tenancy, housing, cultural & arts activation, and healing to BIPOC and legacy Oakland residents through permanence, affordability and collective community control.

Investor Owners’ Equity

As of December 31, 2023, EB PREC has raised approximately $4,368,283 total through the sale of Investor Owner Shares.

Beginning late 2018, we ran an offering limited to California only, and by the end of 2019, EB PREC had raised over $200,000 from Investor Owners. With the launch of the Initial Offering in September 2020, we were empowered to offer and sell Investor Owner Shares across the U.S. Spurred by our effort to acquire Esther’s Orbit Room, in 2021 EB PREC raised $1,240,646, ending the year with a total of $1,509,630 raised from Investor Owners.

In 2022 we more than doubled this equity raised, with an additional $1,738,300 raised. While we still had many small investments in 2022, the majority of the funds came from larger investors (including one $500,000 investment, our largest to date) who work through investment advisors. We built many of these investment advisor relationships and completed due diligence with their offices in 2021, making it easier for them to send additional clients our way in 2022.

In 2023 we continued to receive investments until we paused sales due to our initial Reg A, Tier II offering of Shares expiring on September 29, 2023. Up through that date we raised a total of $1,120,353 in new investments in 2023 through that offering. We have sold no Shares since the initial offering expired.

Dividends

We declared and paid dividends for the first time in 2022! In previous years, EB PREC’s board had stated their intention to later declare dividends at our 1.5% annual rate but did not actually do so, largely for administrative reasons. In 2022 our board declared dividends at a 1.5% annual rate for all Investor Owners who held shares from the time of our inception through the end of 2021. These dividends were declared and distributed to our Investor Owners in 2022, totaling approximately $7,261.

In August 2023 the Board passed a proposal to declare and distribute dividends again, at the rate of 1.5%, for shares held in the year 2022. The total dividend payment for 2022 Investor Owners came to a total of $17,987.41. This nearly 150% increase in total dividends change reflects the substantially higher number of Shares outstanding in 2022, thanks to the success of our Regulation A offering of Investor Owner Shares. By December 2023 all dividends were paid to 2022 Investor Owners. In addition, at the end of 2023, approximately 52% of our Investor Owner shares have waived their right to receive dividends.

Staffing

Salaries and wages increased from $536,971 in 2022 to $627,220 in 2023, a 17% increase. The Cooperative staffing budget continues to expand as our team grows, now with 8 full time employees on payroll. The Law Center employs Noni Session full-time to support the work of EB PREC, so although she is a core member of our team, her salary does not appear on our financial reports.

Supporting the capacity and wellbeing of all staff members has been a priority even while we experience skyrocketing inflation and increasingly high cost of living in the Bay Area. Integral to our ethic of non-extractive cooperative labor, we increased wages towards our “living wage” target and began providing health insurance to our employees at the start of 2022. We decided to increase salaries for all staff by 10% in 2023, and we passed another increase of 10% in 2024, in order to keep up with the cost of inflation. A significant drop in real wages for our employees because of inflation is a problem we can’t ignore. Finally, we have been able to improve our benefits package to all staff over the last several years, now offering healthcare, generous vacation/PTO, and 10 weeks of parental leave to all staff.

Liquidity

From the end of 2022 through September 2023, the Cooperative’s assets have been over 50% liquid, in the form of cash and CDs. Our assets were 54% liquid in December 2022 and increased to 63% liquid in June 2023. Between September-December 2023, EB PREC purchased 2 new properties and thus decreased our liquid assets to 35%. Concurrently, through the purchase of the BARN and Pippin Street Property, represented in our 2023 Audited Financial Statements, our net Property and equipment assets increased from $3,493,232 in 2022 to $6,190,429 by December 2023. Our total assets have grown from $7,654,772 (2022) to $10,191,519 (2023)—representing a 33% increase in EBPREC’s total assets from 2022-2023.

Our cash comes from a combination of grant funding, loans, and proceeds from the sale of Investor Owner Shares. The Cooperative does not intend to use proceeds from the sale of Investor Owner Shares for operating expenses like salaries, but is using and reserving these funds for property acquisitions and rehabilitation. Our high liquidity position shifted by the end of 2023 when EB PREC invested a little over $2,7000,000 in property acquisitions in September and October 2023, bringing our liquidity down to approximately 30%.

In 2023, EB PREC invested $1,000,000 into 3- and 6-month, interest-earning CDs, and has continued to re-invest them in staggered, 6-month CDs as they mature, as we do not plan to spend these funds until Esther’s Orbit Room breaks ground. In this way, we generate a return on those funds that can be used for other purposes with low risk, until the principal funds can be deployed into the project.

Over time, EB PREC expects its core operations to become financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover our core operational expenses. In the long run, we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

Looking Forward

Over the next year, we plan to lay the groundwork for our upcoming capital campaign and level up our staff capacity to move quickly on property acquisitions and provide improved, holistic support for our Resident Owners. We’re currently recruiting a “Real Estate and Finance Analyst” and a “Development & Grant Writing Associate” to support our growth and aim to fill these roles in Q2 2024. We will continue to work closely with our seven active Owner Groups to build community power, co-create new methods of community engagement, and assess potential acquisitions for our cooperative.

While our mission stays true, the Bay Area real estate market in which we operate continues to be turbulent and high cost. The California Association of Realtors’ January 2024 report3 shows that after many months of downward price trends, Bay Area home prices are 10.6% above where they were one year ago, with housing prices across the state of CA up 5% year over year. Demand for housing in the Bay Area has picked up despite rising prices, with a 6.2% increase in Bay Area home sales compared to this time last year. The Federal Reserve has been holding interest rates steady since September 2023 at the current range of 5.25-5.5%, its highest consistently held rate in more than 20 years. Given the continued high interest rate environment, we believe that our current strategy for financing through deeply affordable/below market capital from Investor Owners, and through low-interest loans from foundations, remains a solid strategy in order to keep up with such a high demand market.

In addition to acquisition costs, we also have to consider construction costs. Supply chain issues, cost inflation, and labor shortages all have the capacity to substantially impact our upcoming construction at Esther’s Orbit Room, either with delays, or rising prices, like the unprecedented high costs of plywood over the past few years. It appears that supply chain issues are not as bad as they were at the height of the COVID-19 pandemic, but we will be watching construction costs over the next year as we prepare to break ground at Esther’s.

Oakland’s Eviction Moratorium recently expired, so we do expect landlords who have been unable to evict tenants for the last few years to begin taking action. This will impact frontline communities substantially, and potentially bring more vacant properties on the market. EB PREC has decided to explore a more streamlined approach to preserving “naturally occurring” affordable housing, by not just pursuing properties that are brought to us by tenants, but pursuing properties that we find on the market, and approaching the tenants themselves to determine if they are mission aligned. While this approach may give us less time to organize with tenants and allow tenants to lead the process, it may lead to a more effective and streamlined process of preserving this affordable housing, and not letting these properties fall into the hands of new predatory landlords who will displace the residents. This strategy is partly due to the lack of affordable vacant properties on the market. Many of our members have a vision to purchase vacant multi-unit properties for their community, but those that are available are often offered at high prices because they expect high market rate income for those vacant units. By acquiring properties with existing low - income residents (and thus lower-rent rolls), it is more likely that the property price will be proportionally lower. However, the lifting of Oakland’s eviction moratorium, despite having a devastating impact on low-income residents in our community, may also put more vacant properties on the market that we could acquire, and work with our community to populate those properties at affordable rates. We will stay tuned into both of these potential strategies, and make the best of the market to serve our various stakeholders.

3 https://www.car.org/marketdata/data/countysalesactivity

Despite continued uncertainty in global capital markets and a rising interest rate environment, we have continued to see growing interest in investment in EB PREC. While this increase is generally aligned with our age as an organization, 2021 brought us our first investments directed to us from investment advisors. The demand we are seeing from investment advisors has the potential to unleash significantly more capital into our work. These investment advisors take the time to perform due diligence on our work in much more detail than most individual investors do, sending us questionnaires and asking for reports, but once they complete their due diligence, they can recommend EB PREC as an investment to their clients who are looking for social impact investing. Investments from these sources continue to reach EB PREC, and more investors are reaching out to us directly, who seem to be learning about EB PREC through word of mouth. These investors are reaching out both to make equity investments, and also to discuss potential low-interest loans that would support our work. We recently worked closely with multiple of these potential lenders, and successfully closed on two low-interest loans totaling $1,500,000 as of February 2024. The scope of our upcoming acquisitions depends heavily on how much funding we are able to raise through this Offering. Thank you for investing in community.

Item 3: Directors and Officers

DIRECTORS, OFFICERS, AND SIGNIFICANT EMPLOYEES

 EB PREC is governed by a Board of Directors, and managed by a Staff Collective. The Board is structured to have eight Directors (a.k.a. Board members). Board members serve two-year terms. Investor Owners only have the right to participate in elections for two Board members. And when Investor Owners do have a right to participate in elections, they do so along with the other three Owner types (Community, Staff, and Resident), with each Owner voting on a one-member, one-vote basis. The majority of our Directors are elected by non-Investor Owners or appointed by Specified Designators, and are intended to represent the stakeholders and values that are integral to EB PREC, as follows:

Five of the Directors (named the Governance, Financial, Staff, Resident, and Community Directors) are elected, with voting done on a one-member, one-vote basis. All EB PREC Owners (including Staff, Resident, Community, and Investor Owners) are able to vote on just two of these seats: the Governance and Financial Directors. The Staff, Resident, and Community Directors are elected exclusively by the Staff Owners, Resident Owners, and Community Owners respectively.

Three of the Directors (named the POC Housing Justice, Indigenous, and Black East Bay Directors) are designated Board seats appointed by certain Specified Designators, namely, (1) the People of Color Sustainable Housing Network (or, if unavailable, Urban Habitat), (2) Sogorea Te Land Trust, and (3) the East Oakland Collective (or, if unavailable, Mandela Grocery Cooperative). These Specified Designators and their respective Board seats anchor EB PREC to its mission and ensure BIPOC community representation on the Board.

Notwithstanding by whom they are appointed or elected, each Director owes fiduciary duties to the Cooperative as a whole under the terms of California law and our charter documents. Taken together, we believe this structure creates important harmony between the various stakeholders in our Cooperative.

For more information about the Board and how it operates, please refer to our Bylaws.

Our current Directors and Staff are listed below, with biographies following this table. There are no family relationships among the Staff or Directors.

Name	Position	Age	Start of employment or term of office	Approximate hours per week for part-time employees
Staff Owners
Noni Session	Executive Director	49	3/2018
Ojan Mobedshahi	Finance Director	34	6/2018
Shira Shaham	New Projects Director	43	6/2018
Annie McShiras	Investment and Fundraising Director	37	9/2020
B. Vanessa Coleman	Project Manager	39	8/2021
Susan Park	Operations Manager	48	9/2021
Chris Chew	Community Organizer	30	11/2021
Princess Robinson	Co-Ownership and Education Facilitator	34	7/2022
Non-Owner Employees
George Syrop	Communications Manager	30	5/2023
Board of Directors (1)				Appointed/Elected by:
Candice Elder	Director	38	7/2019	Specified Designator
Hope Williams	Board President and Governance Director	32	5/2022	All Owners (3)
Michele Williams	Director		7/2022	Specified Designator
Shira Shaham (2)	Board Secretary and Staff Director	43	2/2018	Staff Owners
Ojan Mobedshahi (2)	Board Treasurer and Finance Director	33	7/2018	All Owners (3)
Toshia Christal	Community Director	39	5/2022	Community Owners
Inés Ixierda	Indigenous Director		8/2023	Specified Designator

(1) There is currently one vacancy on the Board, namely, the Resident Director.

(2) Shira and Ojan are Directors and members of the EB PREC Staff. No more than two Directors can also be EB PREC staff members at any one time.

(3) Investor Owners, Staff Owners, Resident Owners, and Community Owners, each voting on a one-member, one-vote basis.

Staff Owner: Noni Session - Executive Director

Noni is a 3rd generation West Oaklander, Cultural Anthropologist and Grassroots Organizer. After a 2016 run for Oakland City Council in which she garnered more than 43% of the vote, Noni came to believe her community’s clearest pathway to economic justice and to the halt of rapid displacement was a cooperative economy. In the past five years Noni has held many roles, including Assistant Librarian at the West Oakland Public Library; Candidate & Chief Strategist for Oakland City Council Campaign; and Co Founder and Outreach, Media & Strategy lead for State of Black Oakland. Her core competencies include academic research & writing, international development & government agency liaison, volunteer recruitment & management, collections management, and cooperative development.

Staff Owner, Finance Director, and Board Treasurer: Ojan Mobedshahi - Finance Director

Ojan is a 2nd generation Iranian American, born and raised in the Bay Area. He has experience in healthy land use spanning landscape design, restoration and education, real estate brokerage, construction and development, and political organizing. Ojan lives in a tiny house on wheels, and is also a landscape contractor and regenerative permaculture designer. In the past five years Ojan has worked as a Land Analyst at Polaris Pacific, a San Francisco brokerage, and a Development Associate at Ashbury General Contracting and Engineering. Before joining EB PREC, he founded his own business, Happy Planet Land Use Consulting. His previous work includes real estate financial modeling, project management and entitlement in the Bay Area, as well as landscape design, build, and project management.

Staff Owner, Staff Director, and Board Secretary: Shira Shaham - New Projects Director

Shira has over 10 years of experience leading teams and managing custom design projects and businesses. She played a key role in the growth of a food cooperative start-up in New York from the initial meeting of some 20-odd people to a successful business open 6 days/week. Returning to the Bay Area where she was raised, Shira works to give back to the communities that have nurtured her. Shira has worked at Arizmendi Construction Cooperative and Ashbury General Contracting and Engineering, leading teams and managing custom design and construction projects, and has a Bachelors of Architecture from Cal Poly, San Luis Obispo.

Staff Owner: Annie McShiras - Investment & Fundraising Director

With over 10 years of fundraising experience, Annie’s unique skill set has catalyzed the redistribution of over $52 million in service of social and racial justice organizations. She has led capital campaigns large and small for a variety of organizations. She brings a depth of understanding and systemic analysis to the intersections of movements and money.

Annie works to actualize her bold vision of an economy where all people have enough to thrive through her work as a fundraiser, storyteller, and business development strategist. She has worked across fields including student organizing, worker cooperative development, popular education, impact investing, and transforming our financial system.

Staff Owner: Bee Coleman, Project Manager

Bee prefers they/them and is your (sometimes) friendly neighborhood non-binary, queer, magical Black radical, alchemist, anti-capitalist, abolitionist, dream chaser, shape shifter and shift shaper. They are committed to Black liberation and joy, by every means available. A problem-solver and bridge-builder by nature, Bee’s educational and professional journey from Howard University to Patent Examiner to DARPA consultant to dog walker and cooperative developer ultimately taught them, among many truths, that relationships are the most valuable resource on (and for) the planet. From the lineage of the Filipino sex trade and the European slave trade, through a legacy of resistance and resilience, Bee brings their devotion to liberation and talent for manifestation to their greater role as generational curse breaker. In this role with EB PREC, Bee fully intends to see through some of our ancestors’ boldest dreams. You can reach Bee at bee@ebprec.org.

Staff Owner: Christopher Chew, Community Organizer

Chris a second generation North Oaklander & Grassroots Organizer. With economics education and years of direct community engagement within Oakland, Chris is grateful to cultivate even more opportunities for personal and community growth. You can reach Chris at chris@ebprec.org.

Staff Owner: Susan Park, Operations Coordinator

Susan Park is a long-time Oakland resident (Lisjan/Ohlone territory), and a social & environmental justice activist. She spent 10 years working as a project/program coordinator and community organizer for several justice-based grassroots organizations. She spent the prior decade as an office manager in the architecture industry. She once co-founded an anti-gentrification coalition, and has been part of numerous direct action, mutual aid and Indigenous solidarity projects. She has even dabbled in outdoor ecological education with young children. In her non-working life, you can find her entrenched in healing work, gardening and Earth-regenerating practices. Originally from South Korea, she grew up as a low-income immigrant in SoCal.

Staff Owner: Princess Robinson, Co-Ownership and Education Facilitator

Long time Richmond resident, wife, mother of two, and a Los Medanos College Graduate 2019, Princess is a Project Manager and advocate for Cooperation Richmond to develop and launch local worker-owned and community-owned enterprises in Richmond, CA by providing shared learning resources, technical assistance, and access to non extractive financing. Princess’s leadership started 7 years ago as an environmental steward to revitalize natural spaces surrounding her community in North Richmond. Soon after, Princess participated in many community service projects, neighborhood council meetings, community boards, coalitions, and more. Princess also serves in many initiatives throughout the community actively building towards a Just Transition, such as beautification projects, alternative housing solutions, and implementing sustainable practices through climate justice systems. Princess joins the EB PREC team bringing her fierce passion and advocacy for community to facilitate community co-ownership in the Cooperative.

Employee: George Syrop, Communications Manager

George (he/him) was born & raised in Hayward, and has lived most of his life throughout the East Bay on Ohlone Land. He brings a combination of design, communication, and project management experience from his early career in the tech industry. George began shifting his attention from startups to the solidarity economy when he realized that land trusts and cooperatives were more revolutionary than smartphones. He continues to contribute his skillset to progressive projects across the country.

In the wake of the George Floyd protests of 2020, George helped form the Hayward Community Coalition (HayCoCoa), which successfully organized to reform policing, prevent school closures, and improve tenant protections in his hometown. George was elected to Hayward City Council in 2022, where he is committed to fighting against displacement as the Council's only renter. He also serves as an advisor to the Friends of the Public Bank East Bay, which aims to democratize finance and unlock capital for underserved communities.

Board President: Hope Williams, Governance Director

Hope Williams is the Co-Director of the Radical Real Estate Law School and legal apprentice through the Sustainable Economies Law Center. As a black queer woman in the Bay Area she is devoted to housing rights and organizing people-power to fight the oppressive white supermacist regime. She spends most of her time making sure that the law is accessible to the people. Hope is a board member of the San Francisco Community Land Trust and the California Community Land Trust Network. Her background includes managing political campaigns, organizing within the boycott division of UniteHere!, organizing endorsements for Berkeley's Tenant Opportunity to Purchase Act, and coalescing with tenants rights organizations. In her spare time, she secretly trains people on how to organize coordinated acts of civil disobedience.

Board Member: Toshia Christal, Community Director

Toshia Christal is an Oakland native born 1983. “Down to earth” and consistent, she is a realist, optimistic in her way of thinking and highly focused on addressing disparities that provide tangible solutions as it specifically pertains to those of the African diaspora. Currently teaching at Laney college, she is a graduate of the Berkeley High School class 2001. Toshia is one who has protested throughout Oakland and Berkeley streets for endless reasons for as long as she can remember and still does. She loves being involved in her community and receives great pleasure from collaborating with like minded beings and community outreach in general. With over 15 years of entrepreneurship experience she is an artist of many mediums. Toshia is a photographer, jewelry designer, licensed cosmetologist (with an AA in Cosmetology), poet, and spiritual healer to say the least. A minister of “purpose and potential” Toshia recently fulfilled a dream of hers by starting The Church of Universal Conscious Collectives in 2021. Her small brick and motor in Oakland California located at 2911 Fruitvale Avenue has been maintained for 8 years now. She has been featured in numerous art shows, poetry events, radio talks, interviews and articles around the Bay Area. Her most recent works can be found at www.linktr.ee/TChristal , but most importantly Toshia Christal is now the New Community Director for EB PREC and she can’t wait for the awesome connections and opportunities to support each other, sustain each other, grow and to thrive as a whole.

Board Member: Candice Elder, Black East Bay Director

Candice Elder, an East Oakland native who currently resides in City of Oakland District 7, is the Founder and Director of The East Oakland Collective (EOC). Candice went to Oakland public schools and for high school attended The Head Royce School. Candice has a background in law, philanthropy and nonprofit management. Candice was a legal professional for 10 years and has worked in plaintiff class action law firms in employment and antitrust law fields. Candice previously worked as the Executive Coordinator and Membership Manager for the Women's Funding Network, the largest philanthropy network of women's funds and foundations in the country. Candice has a Bachelors of Arts in Political Science and a minor in African-American Studies from the University of California, Berkeley and a Masters of Science in Criminal Justice, with a concentration on reform of the criminal justice, from the University of Cincinnati.

Board Member: Michele Williams, POC Housing Justice Director

Michele is a long time Black queer resident of Chochenyo Ohlone land (aka Oakland) originally from the East Coast. Currently working at the San Francisco Public Library, Michele’s background in the nonprofit/public/philanthropic sectors includes 10 years as a Project Manager developing affordable housing. Through The San Francisco Foundation (TSFF)’s Community Development Program Michele funded projects and advocacy work for affordable housing and economic security and co-funded with the Arts and Culture, Community Health, Social Justice, and Environment Programs. Michele also monitored and evaluated affordable housing projects supported by TSFF’s Program-Related Investments. Michele is an original member of the People of Color Sustainable Housing Network. Michele participates in various liberatory and social justice efforts locally and worldwide. Among Michele’s deep explorations: Black art, music, history, and culture, QTPOC manifestations, disability justice, herbal medicine and growing plants, storytelling, Indigenous spiritual practices and healing technologies, traditional ecological practices. Michele holds a Master in City Planning with a Community Development concentration from the University of California Berkeley.

Board Member: Inés Ixierda, Indigenous Director

Inés Ixierda is a queer Mestisx interdisciplinary visual artist and media maker in Oakland, California, unceded Ohlone Territory. She creates feminist graphics, subversive medical narratives, installations and decolonial interventions Oakland, CA, unceded Ohlone land. Inés has been a professional artist and cultural worker for more than 15 years, organizing with creative collectives including Art as Resistance. Queer Magic Makers, DIY MFA, and CNTRL/SHFT. Her work has shown at SOMArts, Yerba Buena Center for the Arts, the National Queer Arts Festival, and the Oakland Museum of California. She is a member of Real Time and Space and works as the creative director at Sogorea Te’ Land Trust.

FINANCIAL INTERESTS AND COMPENSATION OF DIRECTORS, OFFICERS, AND OWNERS

Compensation of Executive Officers

Compensation paid to our executive officers for the year ending December 31, 2023 is listed below.

Name	Capacities in which compensation was received	Cash Compensation(1)	Other Compensation	Total Compensation
Noni Session*	Executive Director	$82,500.00	$9,240.00	$91,740.85
Annie McShiras	Investment and Fundraising Director	$75,372.00	$7,590.00	$82,962.00
Shira Shaham	New Projects Director	$71,471.64	$7,590.00	$79,061.64

*Noni Session’s position is fiscally sponsored and funded directly through the Law Center, and therefore is not reflected in East Bay Permanent Real Estate Cooperative’s financial statements.

Compensation of Board Members

Board members currently do not receive compensation for board service but may receive compensation for other work carried out for the Cooperative. The total compensation to the organization’s Directors for this other work (i.e., salaries and wages as officers, employees, or contractors of the Cooperative), in fiscal year 2023 was $140,239.61, which included salaries for our two Directors who are also staff members (Shira Shaham and Ojan Mobedshahi).

Proposed Future Compensation

Future compensation for staff and Directors is not predetermined, proposed, nor contingent upon the success of this Offering. With the oversight of the Board of Directors, employees of the Cooperative collectively set their compensation, or at minimum adhere to the living wage for 1 adult and 1 child using the MIT Living Wage Index4. Furthermore, employee compensation is capped at 3 times the median per capita wage for all occupations in the Oakland-Hayward-Berkeley Metropolitan division.

4 https://livingwage.mit.edu/counties/06001

Item 4: Security Ownership of Management and Certain Owners

The following table sets forth the beneficial ownership of Investor Owner Shares of the Cooperative’s Executive Officers and Directors as a group, and individually any securityholders who beneficially own more than 10% of the voting power of any of our securities, as of December 31, 2023.

As of December 31, 2023, no person owns more than 10% of the voting power of any class of voting securities. Our voting is done on a one-member, one vote basis irrespective of the number of Investor Owner Shares held, and we have 390 Investor Owners as of 12/31/2023.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Investor Owner	EB PREC Executive Officers and Directors as a group, 1428 Franklin St., Oakland, CA 94612	3(1)	0	0.77% (2)

(1)Three of our Directors own Investor Owner shares. However, one of these Directors is investing via a payment plan, and has paid $400 towards their $1,000 investment. If they do not complete their investment as required by our Bylaws, they may lose their right to vote as an Investor Owner.

(2)As our voting is done on a one-member, one vote basis irrespective of the number of Investor Owner Shares held, this percentage is based on shares owned by Directors and Officers as a group divided by the total number of Investor Owners as of December 31, 2023, not total outstanding Shares. If measured by Shares, this group would represent only 0.06% of this class.

Item 5: Interest of Management and Others in Certain Transactions

In 2021, 2022, and 2023 EB PREC contracted with the Law Center to fund Noni Session’s salary (disclosed above) as EB PREC’s Executive Director. The funds used for Noni’s salary were raised collaboratively by EB PREC and the Law Center, but as EB PREC’s fiscal sponsor, the funds were received directly by the Law Center, and paid to Noni as an employee of the Law Center, not passing through EB PREC’s accounts.

No one involved with EB PREC or with the preparation of this Offering Circular and related documents was or is employed or contracted on a contingent basis, meaning that no one will be paid on the basis of how many Shares are sold through this offering.

Item 6: Other Information

Item 7: Financial Statements

FINANCIAL STATEMENTS

December 31, 2023 and 2022

FINANCIAL STATEMENTS

December 31, 2023 and 2022

C O N T E N T S

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

East Bay Permanent Real Estate Cooperative, Inc.

Oakland, California

Opinion

We have audited the financial statements of East Bay Permanent Real Estate Cooperative, Inc., which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, owners’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of East Bay Permanent Real Estate Cooperative, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of East Bay Permanent Real Estate Cooperative, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about East Bay Permanent Real Estate Cooperative, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-1

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of East Bay Permanent Real Estate Cooperative, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about East Bay Permanent Real Estate Cooperative, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidating balance sheet, consolidating schedule of income, and schedules related to Pippin Street property are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wegner CPAs, LLP

Madison, Wisconsin

March 20, 2024

F-2

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. CONSOLIDATED BALANCE SHEETS December 31, 2023 and 2022

	2023	2022
ASSETS
CURRENT ASSETS
Cash	$2,504,732	$4,097,034
Certificate of deposit	1,011,689	-
Accounts receivable	93,485	47,156
Prepaid income taxes	-	3,350

Total current assets	3,609,906	4,147,540

NONCURRENT ASSETS
Notes receivable	235,010	-
Property and equipment, net	6,190,429	3,493,232
Deferred taxes, net	18,000	14,000

Total assets	$10,053,345	$7,654,772

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$400,525	$111,500
Accrued payroll and expenses	14,908	12,199
Income taxes payable	1,904	-
Security deposits	16,611	4,211
Deferred revenue	1,100,001	618,083
Patronage dividends payable	1,103	-
Current portion of long-term debt	22,734	21,276

Total current liabilities	1,557,786	767,269

Long-term debt, net of current portion and unamortized debt issuance costs	2,770,770	2,320,610

Total liabilities	4,328,556	3,087,879

OWNERS' EQUITY
Investor owner shares	4,368,283	3,247,930
Additional paid in capital	1,350,000	1,350,000
Retained patronage dividends	4,414	-
Retained earnings (accumulated deficit)	2,092	(31,037)

Total owners' equity	5,724,789	4,566,893

Total liabilities and owners' equity	$10,053,345	$7,654,772

See accompanying notes.

F-3

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. CONSOLIDATED STATEMENTS OF INCOME Years Ended December 31, 2023 and 2022

	2023	2022
REVENUE
Rental income	$82,293	$27,311
Membership dues	11,424	11,196
Consulting income	230,751	191,649

Total revenues	324,468	230,156

OPERATING EXPENSES
Salaries and wages	627,220	536,971
Marketing and promotions	415,496	4,534
Professional services	117,401	39,642
Taxes and licenses	80,040	53,713
Depreciation	78,077	62,407
Occupancy	72,541	28,470
Insurance	39,862	26,019
Supplies	24,558	7,860
Event and conferences	20,950	14,238
Contractors	7,608	13,579
Bank fees	2,854	2,481

Total operating expenses	1,486,607	789,914

Net loss from operations	(1,162,139)	(559,758)

OTHER INCOME (EXPENSES)
Grant income	1,185,807	650,727
Donation income	12,398	21,190
Interest income	131,747	25,888
Other income	228	1,205
Donation expense	(2,500)	(110,000)
Interest expense	(116,232)	(34,955)
Miscellaneous	(5,137)	(9,027)

Total other income (expenses)	1,206,311	545,028

Net income (loss) before income taxes	44,172	(14,730)

Provision for income taxes	(1,984)	200

Net income (loss)	$42,188	$(14,530)

See accompanying notes.

F-4

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. CONSOLIDATED STATEMENTS OF OWNERS' EQUITY Years Ended December 31, 2023 and 2022

				Retained
		Additional	Retained	Earnings
	Investor Owner	Paid In	Patronage	(Accumulated
	Stock	Capital	Dividends	Deficit)	Total

Balance December 31, 2020	$1,509,630	$1,350,000	$-	$(16,507)	$2,843,123

Stock issued	1,738,300	-	-	-	1,738,300
Net income	-	-	-	(14,530)	(14,530)

Balance December 31, 2021	3,247,930	1,350,000	-	(31,037)	4,566,893

Stock issued	1,120,353	-	-	-	1,120,353
Dividends paid	-	-	-	(3,542)	(3,542)
Patronage dividends declared	-	-	5,517	(5,517)	-
Patronage dividends payable	-	-	(1,103)	-	(1,103)
Net loss	-	-	-	42,188	42,188

Balance December 31, 2022	$4,368,283	$1,350,000	$4,414	$2,092	$5,724,789

See accompanying notes.

F-5

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$42,188	$(14,530)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation	78,077	62,407
Amortization of loan costs	1,530	1,530
Loan forgiveness	(30,000)	-
Deferred taxes, net	(4,000)	(1,000)
(Increase) decrease in assets
Accounts receivable	(46,329)	142,090
Prepaid income taxes	3,350	(3,350)
Increase (decrease) in liabilities
Accounts payable	289,025	108,258
Accrued payroll and expenses	2,709	(53,330)
Income taxes payable	1,904	-
Security deposits	12,400	4,211
Deferred revenue	481,918	618,083

Net cash flows from operating activities	832,772	864,369

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of certificate of deposit	(1,011,689)	-
Purchases of property and equipment	(2,775,274)	(622,924)
Issuance of notes receivable	(235,010)	-

Net cash flows from investing activities	(4,021,973)	(622,924)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	500,000	587,500
Payments on long-term debt	(19,912)	(111,276)
Proceeds from issuance of stock	1,120,353	1,738,300
Payment of dividends	(3,542)	-

Net cash flows from financing activities	1,596,899	2,214,524

Net change in cash	(1,592,302)	2,455,969

Cash at beginning of year	4,097,034	1,641,065

Cash at end of year	$2,504,732	$4,097,034

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$57,408	$4,015
Cash paid for income taxes	800	4,150

See accompanying notes.

F-6

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. NOTES TO FINANCIAL STATEMENTS December 31, 2023 and 2022

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

East Bay Permanent Real Estate Cooperative, Inc. (Cooperative) is a multi-stakeholder cooperative that creates pathways for residents of Oakland, California and surrounding communities to organize, finance, acquire, and co-steward land and housing. The Cooperative seeks to transform the housing system to build collective wealth amongst historically disenfranchised communities, while empowering residents through democratic governance.

Basis of Consolidation

The financial statements include the accounts of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC”) and its wholly owned subsidiary, Orbit Properties, LLC. All material intra-entity transactions have been eliminated.

Buildings and Improvements

Purchases of buildings and improvements are recorded at cost. Depreciation is provided using the straight-line over the estimated useful lives of the assets.

Loan costs

Loan costs of $15,300 at December 31, 2023 and 2022 are being amortized over the length of the underlying notes payable. Amortization of loan costs, recorded as interest expense in the consolidated statements of income, was $1,530 for 2023 and 2022. Accumulated amortization was $3,570 and $2,040 at December 31, 2023 and 2022.

Revenue Recognition

Membership dues are recognized during the year in which the dues are received. Membership dues are primarily used to fund the operations of the Cooperative and provide little of tangible value to the donors. Consulting income is recognized over time as the relevant services are rendered by the Cooperative. Grant revenue is recognized in the year the performance obligations are fulfilled. Donation income is recognized in the year it is received. Amounts received prior to recognition are recorded as deferred revenue.

Leases

The Cooperative does not recognize short-term leases on the consolidated balance sheets. For these leases, the Cooperative recognizes the lease payments in the consolidated statements of income on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

Income Taxes

The Cooperative is taxed on non-patronage earnings and any patronage earnings not paid or allocated to the members. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between basis of assets and liabilities for financial statement and income tax purposes.

F-7

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. NOTES TO FINANCIAL STATEMENTS December 31, 2023 and 2022

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimate and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

Date of Management's Review

Management has evaluated subsequent events through March 20, 2024March 26, 2024, the date which the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Cooperative maintains cash balances at two financial institutions located in Oakland. The accounts at these institutions are insured by the National Credit Union Administration up to $250,000. At December 31, 2023 and 2022, the Cooperative’s uninsured cash balances totaled approximately $2,028,000 and $3,238,000.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2023 and 2022 consisted of the following:

	2023	2022

Land	$2,101,337	$1,261,312
Buildings and improvements	4,101,223	2,216,248
Construction in progress	162,128	111,854

Property and equipment	6,364,688	3,589,414
Less accumulated depreciation	(174,259)	(96,182)

Property and equipment, net	$6,190,429	$3,493,232

NOTE 4 – OPERATING LEASE

The Cooperative leases office space under a month-to-month arrangement requiring monthly payments of $600. Total lease expense for 2023 and 2022 was $6,600 and $7,200.

F-8

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. NOTES TO FINANCIAL STATEMENTS December 31, 2023 and 2022

NOTE 5 – LONG-TERM DEBT

Long-term debt at December 31, 2023 and 2022 consisted of the following:

	2023	2022
6.85% unsecured note payable to Force for Good
Fund. Annual payments of $24,291 required
including principal and interest. Matures in
December 2024.	$22,734	$42,646

2% unsecured note payable to a member with
annual interest-only payments until maturity.
Matures in March 2025.	25,000	25,000

Note payable to ImpactAssets, Inc. Matures in
December 2033. The note is noninterest bearing
and secured by certain fixed assets of the
Cooperative. Management recorded imputed
interest expense and grant revenue of $29,410
and $7,413 for 2023 and 2022. No principal
payments due until maturity.	1,700,000	1,700,000

1% unsecured note payable to ImpactAssets, Inc.
Matures in December 2038. No principal payments
due until maturity.	500,000

Unsecured, interest-free loan payable to
Community Vision Capital & Consulting. Matures
in July 2042. Management recorded imputed
interest expense and grant revenue of $27,884
for 2023. If certain conditions are met, no
principal payments are required, and the lender
will forgive $30,000 of the loan balance each year.	557,500	587,500

Long-term debt	2,805,234	2,355,146

Unamortized loan costs	(11,730)	(13,260)
Current portion of long-term debt	(22,734)	(21,276)

Long-term debt net of current portion
and unamortized loan costs	$2,770,770	$2,320,610

F-9

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. NOTES TO FINANCIAL STATEMENTS December 31, 2023 and 2022

NOTE 5 – LONG-TERM DEBT (continued)

Future minimum principal payments consist of the following:

2024	$22,734
2025	25,000
2026	-
2027	-
2028	500,000
Thereafter	2,257,500

Long-term debt	$2,805,234

NOTE 6 – OWNERS’ EQUITY

The Cooperative offers a multi-tiered ownership structure. Each category of ownership entitles the owner to difference rights and responsibilities. Owners may become owners through multiple categories of ownership and will bear the rights and responsibilities of each category of ownership. Multiple ownership categories do not entitle an owner to more than a single vote.

An individual who lives in or is rooted in the East Bay area may become a Community Owner. Community owners pay yearly membership dues which are used to fund the Cooperative’s operations. Community Owners do not hold equity in the Cooperative.

Investor Owners purchase shares that consist of owners’ investments in the Cooperative. Investors are required to purchase one share for $1,000. Shares can be purchased in a lump sum payment or with an initial payment of $100 and a good faith commitment to pay the remaining $900 within five years, with payments made at least annually. Investor Owners agree to hold their shares for a minimum of five years. Investors may purchase additional shares subject to securities law. Purchase of additional shares does not entitle an Investor Owner to additional votes. Shares are refundable should a member decide to leave the Cooperative, subject to approval by the directors. At December 31, 2023 and 2022, 4,374 and 3,524 shares were issued and outstanding.

Resident Owners are residents of properties which the Cooperative manages. Resident Owners earn equity and patronage dividends from their rental payments.

Staff Owners are employees of the Cooperative. Staff Owners must work for the Cooperative for a minimum of 500 hours and for twelve months. Staff Ownership must be approved by a minimum of two-thirds vote by other Staff Owners.

At December 31, 2023 and 2022, all of the Cooperative’s stock recorded on its balance sheet was comprised of Investor Owner shares.

F-10

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. NOTES TO FINANCIAL STATEMENTS December 31, 2023 and 2022

NOTE 7 – INCOME TAXES

Deferred taxes at December 31, 2023 and 2022 were comprised of the following:

	2023	2022

Deferred tax assets	$24,000	$17,000
Valuation allowance	-	-
Deferred tax liabilities	(6,000)	(3,000)

Deferred taxes, net	$18,000	$14,000

Deferred tax assets stem from net operating loss carryforwards and grant revenue currently taxable that has been deferred from recognition as revenue in the financial statements, as well as net operating loss carryforwards. At December 31, 2023 the Cooperative had net operating loss carryforwards of approximately $34,000 for federal purposes which do not expire. Deferred tax liabilities stem from different depreciation methods for financial statement and income tax purposes.

The provision for income taxes for 2023 and 2022 consisted of the following:

	2023	2022

Current federal income tax expense	$(3,517)	$-
Current state income tax expense	(2,467)	(800)
Deferred tax benefit	4,000	1,000

Provision for income taxes	$(1,984)	$200

NOTE 8 – CONTINGENCY

In April 2020, the Cooperative applied for a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) implemented by the United States Small Business Administration (SBA) to help cover payroll costs, rent, and utilities during the COVID-19 outbreak. The Cooperative received a loan from this program in the amount of $14,027. The Cooperative received complete loan forgiveness in 2021.

The Cooperative must retain PPP documentation in its files for six years after the date the loan is forgiven or repaid in full and permit authorized representatives of SBA to access such files upon request. SBA may review any loan at any time at its discretion. Therefore, SBA may review the Cooperative’s good-faith certification concerning the necessity of its loan request, whether the Cooperative calculated the loan amount correctly, whether the Cooperative used loan proceeds for the allowable uses specified in the CARES Act, and whether the Cooperative is entitled to loan forgiveness in the amount claimed on its application. If SBA determines the Cooperative was ineligible for the loan or for forgiveness in whole or in part, SBA will seek repayment of the award.

F-11

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. CONSOLIDATING BALANCE SHEET December 31, 2023

		Orbit
ASSETS	EB PREC	Properties, LLC	Total
CURRENT ASSETS
Cash	$1,900,345	$604,387	$2,504,732
Accounts receivable	93,485	-	93,485
Certificate of deposit	1,011,688.60	-	1,011,689

Total current assets	3,005,519	604,387	3,609,906

Property and equipment, net	4,508,180	1,682,249	6,190,429
Notes Receivable	235,010	-	235,010

OTHER ASSETS
Deferred taxes, net	18,000	-	18,000

Total assets	$7,766,709	$2,286,636	$10,053,345

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$400,525	$-	$400,525
Accrued payroll and expenses	14,908	-	14,908
Income taxes payable	1,904	-	1,904
Security deposits	16,611	-	16,611
Deferred revenue	1,100,001	-	1,100,001
Patronage dividends payable	1,103	-	1,103
Current portion of long-term debt	22,734	-	22,734

Total current liabilities	1,557,786	-	1,557,786

Long-term debt, net of current portion
and unamortized debt issuance costs	513,270	2,257,500	2,770,770

Total liabilities	2,071,056	2,257,500	4,328,556

OWNERS' EQUITY
Investor owner shares	4,368,283	-	4,368,283
Additional paid in capital	1,350,000	-	1,350,000
Retained patronage dividends	4,414	-	4,414
Retained earnings (accumulated deficit)	(27,044)	29,136	2,092

Total owners' equity	5,695,653	29,136	5,724,789

Total liabilities and owners' equity	$7,766,709	$2,286,636	$10,053,345

F-12

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. CONSOLIDATING SCHEDULE OF INCOME Year Ended December 31, 2023

		Orbit
	EB PREC	Properties, LLC	Total
REVENUE
Rental income	$82,293	$-	$82,293
Membership dues	11,424	-	11,424
Consulting income	230,751	-	230,751

Total revenue	324,468	-	324,468

OPERATING EXPENSES
Salaries and wages	627,220	-	627,220
Marketing and promotions	415,324	172	415,496
Professional services	77,046	40,355	117,401
Taxes and licenses	54,203	25,837	80,040
Depreciation	41,994	36,083	78,077
Occupancy	62,170	10,371	72,541
Insurance	27,512	12,350	39,862
Supplies	23,563	995	24,558
Event and conferences	20,263	687	20,950
Contractors	5,638	1,970	7,608
Bank fees	2,854	-	2,854
		-
Total operating expenses	1,357,787	128,820	1,486,607
		-
Net loss from operations	(1,033,319)	(128,820)	(1,162,139)
		-
OTHER INCOME (EXPENSES)
Grant income	1,155,807	30,000	1,185,807
Donation income	12,398	-	12,398
Interest income	113,751	17,996	131,747
Other income	228	-	228
Donation expense	(2,500)	-	(2,500)
Interest expense	(88,348)	(27,884)	(116,232)
Miscellaneous	(5,137)	-	(5,137)

Total other income (expenses)	1,186,199	20,112	1,206,311

Net income (loss) before income taxes	152,880	(108,708)	44,172

Provision for income taxes	(1,984)	-	(1,984)

Net income (loss)	$150,896	$(108,708)	$42,188

F-13

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC. SCHEDULES RELATED TO PIPPIN STREET PROPERTY Year Ended December 31, 2023

In October 2023 the Cooperative purchased a property on Pippin Street in Oakland. The balance sheet pertaining to this property at December 31, 2023 was as follows:

ASSETS
Property and equipment, net	$2,016,500

Total assets	$2,016,500

Security deposits	$11,400

OWNERS' EQUITY
Retained earnings	2,005,100

Total liabilities and owners' equity	$2,016,500

The statement of income pertaining to this property for the initial period ended December 31, 2023 was as follows:

REVENUE
Rental income	$16,386

OPERATING EXPENSES
Professional services	4,131
Taxes and licenses	18,916
Depreciation	8,500
Occupancy	20,093
Insurance	13,677
Supplies	774

Total operating expenses	66,091

Net loss	$(49,705)

F-14

PART III - EXHIBITS

Index to Exhibits.

Exhibit Number	Description
2.a	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
2.b	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Current Report on Form 1-U filed February 2, 2024)
3.a	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.b	EB PREC Investor Owner Redemption Policy (incorporated by reference to Exhibit 3.b to the Company’s Current Report on Form 1-U filed April 25, 2024)
4	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.a	Community Ventures Promissory Note (incorporated by reference to Exhibit 6.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.b	Nancy Moore Promissory Note (incorporated by reference to Exhibit 6.c to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.c	General Fiscal Sponsorship Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.d	Development Agreement #4 with Law Center (incorporated by reference to Exhibit 6.g to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)
6.e	TCC Partnership Agreement (2021-2024) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.f	Recoverable Grant Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.g	Center for Cultural Innovation - AmbitioUS Capital Support Agreement #2 (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.h	ImpactAssets Loan Agreement (incorporated by reference to Exhibit 6.k to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)
6.i	Development Agreement #5 Between EB PREC and the Law Center (incorporated by reference to Exhibit 6.m to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)
6.j	General Fiscal Sponsorship Agreement Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.n to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By

/s/ Noni Session

Noni Session

Executive Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature:	/s/ Noni Session
Name:	Noni Session
Title:	Executive Director, Principal Executive Officer
Date:	4/26/2024

Signature:	/s/ Shira Shaham
Name:	Shira Shaham
Title:	Board Secretary & New Projects Director
Date:	4/26/2024

Signature:	/s/ Ojan Mobedshahi
Name:	Ojan Mobedshahi
Title:	Board Treasurer, Principal Financial Officer, & Principal Accounting Officer
Date:	4/26/2024

Signature:	/s/ Candice Elder
Name:	Candice Elder
Title:	Board Member
Date:	4/26/2024

Signature:	/s/ Toshia Christal
Name:	Toshia Christal
Title:	Board Member
Date:	4/26/2024

Signature:	/s/ Hope Williams
Name:	Hope Williams
Title:	Board President (Governance Director)
Date:	4/26/2024

Signature:	/s/ Michele Williams
Name:	Michele Williams
Title:	Board Member
Date:	4/26/2024

Signature:	/s/ Inés Ixierda
Name:	Inés Ixierda
Title:	Board Member
Date:	4/26/2024